August 12, 2019

Robert W. Drummond
Chief Executive Officer and Director
Keane Group, Inc.
1800 Post Oak Boulevard, Suite 450
Houston, TX 77056

       Re: Keane Group, Inc.
           Registration Statement on Form S-4
           Filed July 16, 2019
           File No. 333-232662

Dear Mr. Drummond:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

The Merger
Background of the Merger, page 70

1. You state that on March 18, in response to explicit instructions to address these issues,
       Morgan Stanley "provided a preliminary discussion on C&J as a standalone business, other potential transaction counterparties and strategic opportunities and the broader market." If the C&J Board's determination to continue exploring the Keane transaction meant that C&J explicitly rejected or terminated its consideration of other (pending)
       particular transactions or material strategic opportunities, please discuss the extent to which C&J considered any business combinations or alternatives other than the merger with Keane. If instead the C&J Board never seriously considered other business combinations or alternatives from the time that it began communications with Keane
 Robert W. Drummond
FirstName LastNameRobert W. Drummond
Keane Group, Inc.
Comapany NameKeane Group, Inc.
August 12, 2019
August 12, 2019 Page 2
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FirstName LastName
         (including any alternatives presented to the C&J Board by Morgan Stanley), please revise to make this clear.
Certain C&J Unaudited Prospective Financial and Operating Information
Summary of Certain C&J Unaudited Prospective Financial and Operating Information , page 95

2. We note your disclosure regarding financial projections prepared by the management teams of C&J and Keane, respectively. Please revise your disclosure here, in the section summarizing Keane's financial projections, and at page 124 under "Certain Estimated Cost
         Synergies," to disclose, and quantify as appropriate, the material assumptions underlying these projections and estimates.
Opinion of C&J's Financial Advisor, page 96

3. Please discuss in greater detail how each of the respective financial advisors selected the companies used in Morgan Stanley's trading multiple analysis, Citi's selected public companies analyses, and Lazard's comparable companies analysis. Unaudited Pro Forma Condensed Combined Financial Statements, page 174

4. Please update the accounting and disclosures in your filing as necessary to comply with all applicable comments written on any corresponding sections of your periodic filings.
5. We note that you prepared the pro forma financial statements to illustrate the acquisition of C&J Energy Services, Inc. by Keane Group Inc., although you have described the transaction as a "merger of equals" and included disclosures on pages 20 and
         144 indicating that a final determination as to which entity would be the accounting acquirer, if the transaction does proceed, will not be made until the closing date.

         Please expand the disclosures referenced above, and add comparable disclosures along with your pro forma information, to describe the various facts and circumstances underlying your preliminary determination that may change and lead you to conclude that
         C&J Energy Services, Inc., rather than Keane Group, Inc., would be the accounting acquirer. Please address the sensitivity of your preliminary identification of the accounting acquirer to the extent or manner of change in such underlying facts and circumstances.

         Given the uncertainty that you have expressed, tell us how you have considered the requirement of Rule 11-02(b)(8) of Regulation S-X in deciding that you would not also present pro forma financial statements to illustrate the acquisition of Keane Group, Inc. by
         C&J Energy Services, Inc., presumably in a reverse merger, as it appears this would constitute a significantly different result.
6. Please update the historical and pro forma financial information disclosed in your registration statement to reflect the most recent interim periods for which financial reports
 Robert W. Drummond
Keane Group, Inc.
August 12, 2019
Page 3
         have been filed by Keane Group, Inc., and C&J Energy Services, Inc. Comparison of Stockholders' Rights
Forum Selection, page 207

7. We note that the forum selection provision of the combined company identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. If the provision applies to
         Securities Act claims, please also revise your prospectus to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision and that stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.



FirstName LastNameRobert W. Drummond                           Sincerely,
Comapany NameKeane Group, Inc.
                                                               Division of
Corporation Finance
August 12, 2019 Page 3                                         Office of
Natural Resources
FirstName LastName